

June 30, 2010

Nester Ho, Esq.
General Counsel
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX 78701

> **Re:** **Silicon Laboratories Inc.**
> **Form 10-K for the Year Ended January 2, 2010**
> **Filed February 10, 2010**
> **File No. 000-29823**

Dear Mr. Ho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 51

1.   We note your disclosure at the top of page 7 of your definitive proxy statement which you have incorporated by reference to the Form 10-K. Although you disclose that your leadership structure is the "most efficient and effective leadership model," you have not disclosed why your leadership structure is appropriate given your *specific characteristics or circumstances* as required by Item 407(h) of Regulation S-K. Accordingly, please explain to us why your leadership structure is the most efficient and effective leadership model given

your specific characteristics or circumstances and confirm that you will provide this disclosure in future filings, as applicable.

2.   Please tell us and in future filings, as applicable, please explain why the leadership structure you have chosen is the "most efficient and effective leadership model" given tspecific characteristics or circumstances. Please refer to Item 407(h) of Regulation S-K.

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

4.   It does not appear you have provided disclosure in response to Item 407(c)(2)(vi) of Regulation S-K concerning board diversity. In your response, please provide us with this required disclosure and confirm that you will include this disclosure in future filings.

5.   We note from your disclosure under "Elements of Compensation" that you have incorporated by reference from page 20 of your proxy statement that you target base salaries, cash incentives and equity incentives for your named executive officers at the median, 75th percentile and 75th percentile, respectively, of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where payments under each element of compensation actually fell relative to the target. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

6.   We note from your discussion under "Cash Incentives" and "Equity Incentives" on pages 20 and 21, respectively of the proxy statement that you omit targets to be achieved in order for your named executive officers to earn their incentive awards such as "revenue" and "gross margins" that become publicly available in your financial statements. Please tell us why you have not disclosed these target metrics on an historical basis and confirm that you will disclose all such metrics, including but not limited to revenues and gross margins, in future filings.

7.   We note your disclosure on page 21 of the proxy statement that the Compensation Committee awarded "additional special bonuses" to the named executive officers in light of "strong 2009 performance." Please discuss why the company's 2009 performance warranted special bonus payments and how the bonus amounts were determined for each executive. Please be sure to explain why bonus amounts varied among the named executive officers. Please tell us whether the CEO

advised the Compensation Committee as to whether special bonuses were warranted and advised as to the bonus amounts appropriate for each named executive officer. Also, please confirm that in future filings, as applicable, you will provide enhanced disclosure about special bonus payments so that investors can clearly understand the process undertaken and the reasons for material bonus payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or me at (202) 551-3637 if you have questions on the comments.

Sincerely,

Jay Mumford
Senior Attorney